Sangoma Technologies Corporation Announces Voting Results from its Annual General and Special Meeting of Shareholders

Toronto, Ontario, December 12, 2023 – Sangoma Technologies Corporation (TSX: STC; NASDAQ: SANG) (“Sangoma” or the “Company”) announced today the results of voting at its annual general and special meeting of shareholders held on December 12, 2023 (the “Meeting”).

Each of the six nominees listed in the Company’s management information circular dated November 8, 2023 provided in connection with the Meeting were elected as directors of the Company. Sangoma received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Norman A. Worthington, III	17,401,662	91.69%	1,577,347	8.31%
Allan Brett	18,018,339	94.94%	960,670	5.06%
Al Guarino	18,948,457	99.84%	30,552	0.16%
Marc Lederman	16,635,527	87.65%	2,343,482	12.35%
Giovanna Moretti	18,951,642	99.86%	27,367	0.14%
Charles Salameh	18,951,257	99.85%	27,752	0.15%

In addition, Sangoma reports that:

1.an ordinary resolution approving the appointment of KPMG LLP as Sangoma’s auditors for the 2024 fiscal year was passed by 99.97% of the votes represented at the Meeting; and

2.an ordinary resolution ratifying the amended and restated By-Law No. 2 was passed by 92.16% of the votes represented at the Meeting.

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Sangoma’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Sangoma

Sangoma is a leading provider of managed cloud-based communications and technology solutions for businesses worldwide. With a deep commitment to simplifying and enhancing communications, Sangoma offers a comprehensive suite of cloud-native communication solutions, including software, endpoints and connectivity services. With a focus on value-based offerings, Sangoma empowers businesses of all sizes to streamline their processes, reduce operational complexity, and increase efficiency. Whether it's cloud software solutions, reliable endpoints, or seamless connectivity, Sangoma's expert team is dedicated to delivering trusted and innovative services.

Sangoma is your one-stop solution for managed cloud communications services, making vendor management more straightforward and saving you valuable time. To learn more about how Sangoma can transform your communication infrastructure, visit our website at www.sangoma.com.

For further information, please contact:
Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com